SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 1, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 1, 2003

SCOR (Registrant)

	By:	/s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Press release of June 26, 2003
******************
Mr. Pierre-Denis Champvillard
takes early retirement at his request

Mr. Pierre-Denis Champvillard, SCOR Group Deputy Chief Operating Officer, has applied for leave to retire, effective July 1, 2003, in order to take advantage of SCOR’s existing early-retirement plan. Pierre-Denis Champvillard, 57, has contributed to the development of the SCOR Group over a period of 32 years. Mr. Denis Kessler, SCOR Chief Executive Officer, thanked Pierre-Denis Champvillard “for his important contribution to the international reputation of French reinsurance in general, and of SCOR in particular, and for his involvement in the major issues affecting the industry.”

Press releases of July 1, 2003
******************
Commercial Risks Partners :
Exclusive rights extended

SCOR Group signed a letter of intent concerning the sale of Commercial Risks Partners (CRP) on March 28, 2003. Bermuda based, CRP was underwriting alternative risk transfer reinsurance.

The letter of intent granted to the potential buyer an exclusive right of preemption until June 30, 2003. By common agreement, the deadline has been extended until July 31, 2003.

SCOR increases stake in IRP

SCOR Group has purchased the 6.67% equity interest IRP Holdings Ltd previously held by another shareholder of that company.

This purchase raises SCOR’s stake in IRP from 46.70% to 53.37%. Irish Reinsurance Partners, based in Ireland, was formed at the end of 2001 to reinsure part of the Group non-life business. The subsidiary’s results will be 53.37% consolidated by SCOR with effect from the second half of 2003.

This operation is expected to enhance SCOR Group earnings.